Exhibit 99.1

Grupo Financiero Galicia S.A. Announces Commencement of Rights Offering
BUENOS AIRES, January 22, 2025 — Grupo Financiero Galicia S.A. (Nasdaq: GGAL; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: GGAL, the “Company”), one of Argentina’s largest financial services groups, announced today that it has commenced a subscription rights offering (“Rights Offering”). The Company will distribute at no charge to holders of American Depositary Shares (“ADSs”) representing the Company’s Class B ordinary shares, par value Ps.1.00 per share (“Class B ordinary shares”), as of the close of business on January 21, 2025 (the record date for the Rights Offering), 0.01117 subscription right for each ADS held. Each subscription right entitles the holder of the subscription rights to purchase one ADS at the subscription price of $53.87 per ADS, which includes an issuance fee of $0.05 for each new ADS. The subscription rights are non-transferable and will not be listed for trading on any stock exchange or trading market.
The Rights Offering is expected to expire at 5:00 p.m., New York City time, on February 6, 2025 (“Expiration Date”), subject to extension.
Holders of subscription rights who hold their ADSs directly will receive a prospectus, a prospectus supplement, a letter from the Company describing the Rights Offering and an ADS subscription form. Those holders who intend to exercise their subscription rights should review all of these materials, properly complete and execute the ADS subscription form, and deliver the ADS subscription form and full payment to the Bank of New York Mellon, the subscription agent for the Rights Offering, at the address set forth in the prospectus supplement.
The Rights Offering is made pursuant to the Company’s existing effective shelf registration statement on Form F-3 (Reg. No. 333-283462) on file with the Securities and Exchange Commission (the “SEC”) and is more fully described in the prospectus supplement filed with the SEC on January 22, 2025. A copy of the prospectus, prospectus supplement or further information with respect to the Rights Offering may be obtained by contacting Georgeson LLC, the information agent for the Rights Offering, at 833-880-5888 (Toll Free from within the United States) or (502) 954-0774 for international holders.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that involve substantial risks and uncertainties. All statements other than statements of historical facts contained or incorporated by reference in this prospectus supplement and the accompanying prospectus (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to, (i) changes in general political, legal, social or other conditions in Argentina, Latin America or other countries or regions, (ii) changes in macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina, (iii) changes in capital markets in general that may affect policies or attitudes toward lending to Argentine or Argentine companies, including expected or unexpected volatility in domestic or international financial markets, (iv) financial difficulties of the Argentine government (the “Government”) and its ability (or inability) to restructure or rollover its outstanding debt that is held by international credit entities, (v) changes in the Government’s regulations applicable to financial institutions, including tax regulations and changes in, or failures to comply with, banking or other regulations, (vi) volatility of the Peso and the exchange rates between the Peso and foreign currencies, (vii) fluctuations in the Argentine rate of inflation, including hyperinflation, (viii) increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries, (ix) our subsidiaries’ inability to sustain or improve our performance, (x) a loss of market share by any of our main businesses, (xi) our ability to realize cost savings, synergies and other benefits, and effectively manage integration difficulties and other challenges, in connection with the Acquisition, (xii) a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients, (xiii) changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), (xiv) changes in interest rates which may, among other things, adversely affect margins, (xv) the ability of any of the Company’s businesses to obtain additional debt or equity financing on attractive conditions or at all, which may limit their ability to fund existing operations and to finance new activities, (xvi) technological changes and difficulties in any of the Company’s businesses’ ability to implement new technologies, (xvii) impact of epidemics or pandemics on the global, regional and national economy, financial activity, global trade -both in terms of volume and prices-, and on our ability to recover from the negative effects of the pandemic (or other future outbreak), and (xviii) other factors discussed under “Item 3.D. Risk Factors” in our most recent annual report on Form 20-F, and from time to time in the Company’s other filings with the SEC. The information contained in this press release is as of the date indicated above. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Non-Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Buenos Aires City, January 22, 2025

Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 430, Piso 25 (C1038AAJ),
Buenos Aires City,
Argentine Republic.

Ladies and Gentlemen:
We have acted as special Argentine counsel to Grupo Financiero Galicia S.A. (the “Company”), in connection with the offering of non-transferable subscription rights (the “Rights”) to purchase up to 1,774,004 American depositary shares (“ADSs”), representing 17,740,040 Class B ordinary shares of the Company, par value 1.00 Argentine peso per share (the “Class B Ordinary Shares”).
In our capacity as special Argentine counsel to the Company, we have examined the Registration Statement on Form F-3 of the Company (the “Registration Statement”) filed on Novemer 26, 2024, the prospectus included therein, the prospectus supplement dated January 22, 2025 and filed pursuant to Rule 424(b) of the Securities Act (togeter with the base prospectus dated November 26, 2024, the “Prospectus”) and the by-laws of the Company, as amended. In addition, we have reviewed the originals or copies, certified or otherwise, of the ADS subscription form and such other documents and corporate records of the Company and such other instruments and other certificates of officers and representatives of the Company and such other persons, and have made investigations of laws, as we deemed appropriate as a basis for the opinions expressed below.
In giving this opinion, we have made the following assumptions:
(a) the authenticity of all documents submitted to us as originals and certified copies;
(b) the conformity to original documents of all documents submitted to us as copies;
(c) the authenticity of the originals of such copies;
(d) that signatures, stamps and seals on all documents examined by us (whether original documents or copies of such documents) are genuine;

(e) that all documents relevant for the purpose of giving the opinions set forth herein have been validly authorized, executed and delivered by all parties thereto (other than the Company);
(f) that no amendment have been or will be made to the documents examined by us and that such documents remain true, complete, accurate and in full force and effect;

(g) that all consents, licenses, approvals, authorizations, notices, waivers, filings and registrations that are necessary under any applicable law or regulation (other than the laws and regulations of Argentina) in order to permit the performance of the actions to be carried out under the Registration Statement have been or will be duly made or obtained and are, or will be, in full force and effect;
(h) the truth and accuracy of the representations and all matters of fact set forth in all relevant documents furnished to us by the Company, its subsidiaries and their officers and directors (but not any legal conclusion to the extent we express an opinion with respect thereto);
(i) that there are no facts or circumstances or matters or documents which may be material to the opinion set out herein which, notwithstanding our reasonable inquiry, have not been disclosed to us; and
(j) that no petition has been presented to, or order made by, a court or other governmental authority for the winding-up, composition proceedings, liquidation, dissolution or bankruptcy of the Company or any of its subsidiaries.
We express no opinion as to any laws other than the laws of Argentina as in effect at the date of this opinion and we have assumed that there is nothing in any other law that affects our opinion. In particular, we have made no independent investigation of the laws of the State of New York or of any other foreign jurisdiction, as a basis for the opinions stated herein and do not express or imply any opinion on such laws.
Based upon and subject to the above, we are of the opinion that:
1.The Class B Ordinary Shares are duly authorized, validly issued and were not issued in violation of the pre-emptive or similar rights of the holders of any securities of the Company.

2.The Class B Ordinary Shares underlying the ADSs, when issued upon exercise of the Rights in accordance with the terms of the Prospectus and ADS subscription form and receipt by the Company of the subscription price therefor, will be fully paid and non-assessable under the laws of Argentina.

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matter.

We hereby consent to the filing of this opinion with the SEC as Exhibit 5.1 to Form 6-K, to the incorporation by reference in the Registration Statement and to the reference to us under the captions “Legal Matters” and “Enforcement of Certain Civil Liabilities” in the prospectus constituting a part of the Registration Statement, as counsel to the Company who has passed on the validity of the Class B Ordinary Shares being registered by the Registration Statement. In giving such consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Sincerely yours,

/s/ Beccar Varela
Luciana Denegri
Partner